SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Exelixis, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30161Q104
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 910,730 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 910,730 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 910,730 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 910,730 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 910,730 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 910,730 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 31, 2023, Mr. Johnson was elected to the board of directors of the Issuer at the 2023 Annual Meeting. As a result, the Nomination Agreement terminated in accordance with its terms.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c), and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 325,636,738 shares of Common Stock outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 9, 2023.

As a result of the termination of the Nomination Agreement, the Reporting Persons and the Farallon Parties are no longer deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. For the avoidance of doubt, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Farallon Parties.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Information concerning transactions in the shares of Common Stock reported herein effected since the filing of Amendment No. 1 is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(e)	May 31, 2023.

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

On May 31, 2023 (the “Transaction Date”), Mr. Johnson was granted a total of 18,176 restricted stock units pursuant to the Exelixis, Inc. 2017 Equity Incentive Plan (the “Incentive Plan”). The restricted stock units will vest as to 1/4th of the original number of shares subject to the restricted stock unit award on each of the first four anniversaries of the Transaction Date, subject to Mr. Johnson’s continuous service through such dates.

In addition, on the Transaction Date, Mr. Johnson was also granted a total of 36,353 options pursuant to the Incentive Plan. The options are exercisable immediately, subject to repurchase provisions, and will vest as to 1/4th of the original number of shares subject to the option on the one-year anniversary of the Transaction Date, and thereafter as to 1/48th of the original number of shares subject to the option on each monthly anniversary of the Transaction Date, subject to Mr. Johnson’s continuous service through such dates.

Mr. Johnson is deemed to hold the grants for the benefit of the Caligan Fund and the Caligan Accounts, and may, after vesting, if applicable, transfer the securities directly to the Caligan Fund and the Caligan Accounts.

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON

CUSIP No. 30161Q104	SCHEDULE 13D/A	Page 7 of 7 Pages

ANNEX A

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 1

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filing of Amendment No 1. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

05/08/2023	20,000	19.09	19.00 – 19.40
05/09/2023	10,730	19.07	18.89 – 19.32
05/10/2023	30,000	19.18	18.52 – 19.56